UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CNS Response, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
12619C101
(CUSIP Number)
Anthony R. Morgenthau
EAC Investment, Inc
380 Leucadendra Drive
Coral Gables, Florida 33156
(305) 668-6441
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12619C101

1	NAMES OF REPORTING PERSONS EAC Investment, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		1,766,279

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,766,279

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,766,279 (see explanation in Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV

CUSIP No.	12619C101

1	NAMES OF REPORTING PERSONS EAC Investment LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

	7	SOLE VOTING POWER

NUMBER OF		1,766,279

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,766,279

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,766,279 (see explanation in Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

ITEM 1. SECURITY AND ISSUER
This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”) of CNS Response, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2775 Bristol St., Costa Mesa, California 92626.
ITEM 2. IDENTITY AND BACKGROUND
This Schedule 13D is being filed by jointly by EAC Investment Inc., a Nevada corporation and EAC Investment LP, a Georgia limited partnership collectively (“EAC”). Both entities are investment companies. EAC Investment, Inc. is the General Partner of EAC Investment LP, and in this capacity exercises voting and dispositive power over the securities held by this entity. The principal business address of EAC Investment, Inc. and EAC Investment LP is 380 Leucadendra Drive, Coral Gables, Florida 33156.
During the last five years, neither EAC Investment, Inc. nor EAC Investment LP has been involved in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
EAC Investment, Inc.
Elizabeth Ann Coulter Morgenthau serves as the President, Chief Executive Officer, Secretary and Treasurer of EAC Investment, Inc. Ms. Morgenthau is a U.S. citizen and resident of Florida. Her business address is the same as that of EAC Investment Inc.
During the last five years, neither Ms. Morgenthau has not been involved in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
EAC Investment LP
EAC Investment, Inc., a Nevada corporation is the General Partner of EAC Investment LP. Background information regarding EAC Investment, Inc. is included in the preceding paragraphs.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Not Applicable
ITEM 4. PURPOSE OF TRANSACTION.
Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.
All of the information in this Schedule is given as of June 30, 2009 and is based on the belief that 28,349,171 shares of Common Stock are issued and outstanding.
The 1,766,279 shares beneficially owned by EAC consists of 1,249,846 shares of Common Stock and 516,433 shares reserved for issuance upon exercise of warrants to purchase Common Stock (the “Shares”). The Shares are held by EAC for investment and in connection with the purposes described below.
EAC beneficially owns 6.1% of the issued and outstanding shares of Common Stock of the Company, which is the only class of voting security which the Company has issued and outstanding as of the date hereof.
EAC intends to vote in favor of a change in the entire Board of Directors of the Company, with the exception of the reelection of Leonard J. Brandt (“Brandt”). Brandt and EAC have called a special meeting of stockholders of the Company, in lieu of an annual meeting of stockholders, and intend to cause that meeting to be held in order to conduct an election of directors of the Company at which EAC intends to nominate and to vote in favor of a slate of directors selected by Brandt. EAC also intends, in the alternative, to consent in writing to remove the current Board, with the exception of Brandt, and to elect as directors the slate of nominees selected by Brandt.

Other than as expressly described in this Schedule 13D, neither EAC Investment Inc., nor EAC Investment LP has any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.
As of June 30, 2009, EAC beneficially owned 1,766,279 shares of the Company’s Common Stock, (the “Shares”) consisting of 1,249,846 shares of Common Stock and 516,433 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock. The Shares constitute approximately 6.1% of the 28,349,171 shares of the Company’s Common Stock believed issued and outstanding as of June 30, 2009. EAC Investment, Inc. acting as the General Partner of EAC Investment LP has the sole power to vote and dispose of these Shares.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
Not applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.
1	Joint Filing Agreement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

EAC Investment, Inc. a Nevada corporation
Dated: June 30, 2009	/s/ Elizabeth Ann Coulter Morgenthau
By: Elizabeth Ann Coulter Morgenthau
Its: President, CEO, Secretary and Treasurer

EAC Investment Limited Partnership a Georgia limited partnership
	By:	EAC Investment, Inc.

Dated: June 30, 2009	/s/ Elizabeth Ann Coulter Morgenthau
By: Elizabeth Ann Coulter Morgenthau Its: President, CEO, Secretary and Treasurer

EXHIBIT INDEX

Exhibit
No.
1	Joint Filing Agreement.